SILVERSTONE CORPORATION BERHAD (41515-D)
(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

RECEIVED
2006 AUG -1 P 12:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 July 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

06015651

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 12 July 2006, Re: Public Shareholding Spread as at 30 June 2006 for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
AUG 0 2 2006
THOMSON FINANCIAL

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to **SILVERSTONE CORPORATION/EDMS/KLSE** on **12/07/2006 05:38:39 PM**
Reference No **SC-060712-4F77E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Public Shareholding Spread as at 30 June 2006

* **Contents :-**

The Company wishes to announce that the public shareholding spread of the Company as at 30 June 2006 is as set out in Table 1 below.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

1.	% of public shareholdings	39.95
2.	Number of public shareholders holding not less than 100 shares	10,855

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

12 JUL 2006